July 26, 2013

BY EDGAR

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Brandon Hill, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avaya Inc.
Form 10-K for the Year Ended September 30, 2012
Filed December 12, 2012
File No. 001-15951

Ladies and Gentlemen:

On behalf of Avaya Inc. (the “Company”), we are writing in response to the Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated June 27, 2013, regarding the above-referenced filing. We have, for your convenience, reproduced the Staff’s comments, followed by the Company’s responses, below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 45

1. We note your disclosure in the last paragraph of page 46 that declining revenues from indirect channel sales during fiscal 2012 were due to several factors including inventory working capital management by distributors. Refer to Financial Reporting Codification section 501.04. In light of the importance of your indirect channel sales revenues to your operating results, please quantify for us and disclose where material the amount by which such factors caused the declines.

Response to Comment 1:

Indirect channel product sales revenue for fiscal 2012 and 2011 was $2,010 million and $2,276 million, respectively, a decrease of $266 million or 12%. As noted on page 46 to our Form 10-K

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for the Year Ended September 30, 2012, the decline in total product revenue is attributable to several factors, including lower IT infrastructure spend by our end customers, limited quality issues on product/solution integration transitions, pricing pressures and inventory working capital management by distributors.

In evaluating the factors contributing to the decline in total product revenue we obtained feedback from our sales team based on their discussions with customers and market data reports. Additionally, the Company receives from its distributors periodic updates regarding their inventory balances. Although outside of the Company’s books and records, the information indicates that inventory levels at our distributors decreased from September 30, 2011 to September 30, 2012.

It is our perception that the factors contributing to the decline in total product revenue described on page 46, including inventory balances at our distributors, are inter-related general market trends impacting the Company and our industry that, in the aggregate, are indicators of lower demand for our products. As such, we respectfully submit that we are not capable of determining the precise impact of each individual factor on our indirect channel sales revenue, nor are we able to determine how much of the decline in inventory levels at our distributors are a result of their own inventory working capital management and how much is attributable to the indicators of market demand. Because of the inter-related nature of these factors, we have not provided for the quantification or disclosure of the impact of each individual factor.

2. We note on page 78 that indirect sales channel revenues are reduced by provisions for estimated sales returns and allowances, and that such estimated sales returns contemplate inventory levels held by your distributors. Please explain why your provisions, made the time of shipment and fulfillment of contractual obligations, for estimated channel partner sales returns were inadequate at the September 30, 2011 so as of have a material impact on your indirect channel sales revenues for the year ended September 30, 2012.

•	Tell us the type of products that were subject to the under estimated returns.

•	Identify the reporting segments in which they occurred.

•	Tell us, by segment, the periods affected and the impact these underestimated returns had on reported results

•	If material, your discussion of results of operations should be revised to describe known uncertainties in your sales return estimating process. See Item 303(a)(3)(ii) of Regulation S-K.

Response to Comment 2:

We respectfully inform the Staff that we have applied a consistent policy for determining the provision for estimated channel partner sales returns and allowances during all years presented in the Form 10-K.

The Company accrues a provision for estimated sales returns as a reduction of revenue at time of sale based on contractual return rights and historical returns experience. When estimating

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returns, the Company considers customary inventory levels held by distributors and we do not recognize revenue for sales to distributors that exceed such amounts. While not explicit contractual return rights, we believe that the risk of returns inherently increases as inventory levels at distributors increase beyond certain levels. Such provision was adequate at September 30, 2011 based on our review of actual returns experience subsequent to that date. Further, we believe that any uncertainties in our sales return estimating process could not result in a material impact to our results of operations.

In our efforts to continually improve the quality and transparency of our disclosures, we added disclosure to the revenue policy footnote in the September 30, 2012 Form 10-K to acknowledge that our estimate of sales returns considers customary inventory levels held by distributors.

Financial Statements

13. Benefit Obligations, page 103

3. We note from the table on page 106 that your expected return on US pension plan assets of 8.5% remained unchanged in the last three years. We also note on page 108 that as of September 30, 2012 the actual weighted average asset allocations reflect substantially greater investment in debt securities than equity securities. In addition, the actual allocation to debt securities vs. equity securities as of September 30, 2012 was also weighted more heavily toward debt securities in relation to equity securities than the long-term target allocation. Given the low yields available from investments in debt instruments and the uncertainty of continuing equity market appreciation, explain to us your consideration of the reasonableness of your 8.5% expected return on US pension plan assets given your actual assets allocations.

Response to Comment 3:

Each year the Company performs a thorough analysis with its independent investment advisors to determine the expected long-term rate of return assumption for its pension and postretirement assets. This analysis involves applying long-term, forward-looking capital market assumptions to each asset class within the portfolio, and then performing Monte Carlo simulation to determine a range of possible outcomes and the probabilities they will occur. Taking into account past performance of its active investment managers relative to their benchmarks, Avaya then conservatively selects an expected long-term rate of return that falls within the 50th – 75th percentile of the range of possible outcomes.

The forward-looking capital market assumptions referred to above, are based on a fundamental understanding of the economic drivers of markets and the relationships across markets. From this, a long duration (30+ year) equilibrium forecast is developed and then adjusted to create a long-term (next 10-year) forecast to reflect the prevailing market environment for inflation, interest rates and market risk premiums, among other things. This long-term view approximates the duration of the benefit obligation.

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Based on this analysis, the expected return on U.S. pension plan assets was 8.5% for each of fiscal years 2012, 2011 and 2010. In comparison, the Company’s average actual annual return on plan assets was 9.72% over the past 10 years. In addition, we respectfully note that, from a yield perspective, the debt securities held by the trust are diversified and include higher yield instruments such as high yield bonds and emerging market debt which in 2012 returned 14% and 18%, respectively. These securities fit into the Company’s asset investment strategy which focuses on maintaining a diversified portfolio of professionally managed assets designed to optimize returns subject to a prudent level of risk.

We considered recent trends in the market, including low yields available from debt instruments and the uncertainty of continuing market appreciation. However, given the long term nature of the assumption, management believes that the expected return on plan assets was appropriate considering the asset allocation and market assumptions and was developed following a consistent methodology in accordance with Avaya’s accounting policy.

The 8.5% expected return on U.S. pension plan assets from the table on page 106 refers to the rate used to determine the net periodic benefit cost for the Company’s fiscal year ended September 30, 2012. This rate was set at the beginning of the fiscal year based on the expected long-term rate of return analysis performed at that time. As noted in the third paragraph on page 107, based on the expected long-term rate of return analysis completed near the conclusion of fiscal year 2012, the Company changed its expected long-term rate of return on U.S. pension assets to 8.0% for fiscal year 2013, a decrease of 50 basis points from 2012.

Item 11. Executive Compensation Discussion and Analysis, page 143

4. We note that several of your named executive officers for 2012 were no longer executive officers of the company at the end of the fiscal year. Please provide disclosure in the forepart of your discussion of executive compensation to identify your NEOs for 2012 and their status at the time you filed the Form 10-K, including separation dates for former executive officers.

Response to Comment 4:

We acknowledge the Staff’s comment and respectfully note that disclosure regarding Mr. Massetti’s status was included in the Form 10-K on page 144 and disclosure regarding Dr. Baratz’s status and separation was included on page 152. In response to the Staff’s comment, in future filings the Company will note in the forepart of its discussion of executive compensation the status and separation dates of any former executive officers.

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Base Salaries, page 144

5. Please add Dr. Baratz to your discussion regarding base salaries for 2012.

Response to Comment 5:

We note that Dr. Baratz’s annual base salary of $675,000 was disclosed on page 152 of the Form 10-K under the heading “—Employment, Change in Control and Separation Arrangements – Dr. Baratz’s Separation Agreement.” In light of Dr. Baratz’s separation from the Company, we determined that such disclosure would be more appropriate in this section. In response to the Staff’s comment, in future filings the Company will include discussion of the base salaries of each of its NEOs under the heading “Base Salaries.”

Short-Term Incentives, page 145

Individual Contribution Level, page 145

6. Please provide an example of how an employee’s individual contribution level would increase or decrease an employee’s award under your STIP.

Response to Comment 6:

As disclosed on page 145 of the Form 10-K, in the event funding for the STIP is attained in any fiscal year, then the size of an individual employee’s award is determined based upon his or her contribution level relative to peers within the Company. Maximum and minimum ranges of awards are set based upon whether an employee is a low-, successful- or high-relative contributor. Leadership behaviors, cross-functional effectiveness and attainment of individual objectives are considered in determining individual contribution level relative to peers.

In addition, leadership behaviors, cross-functional effectiveness and attainment of objectives are assessed by an employee’s supervisor. In the case of the NEOs other than the CEO, the CEO provides his recommendations to the Compensation Committee regarding individual performance. In the case of the CEO, the Compensation Committee assesses his individual performance. The ratings of low-, successful- and high-relative contributor are assigned to employees on the basis of their performance relative to their peers. By way of example, an employee who has a STIP target of 25% of base salary could be awarded amounts below, at or above that target in the event he or she is rated low, successful and high relative to peers, respectively. The exact amount to be awarded will depend upon the level of STIP funding available for awards for all STIP participants.

In response to the Staff’s comment, in future filings the Company will include a discussion of how individual contribution levels may increase or decrease STIP awards.

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Additional Cash Payments, page 145

7. Pursuant to Item 402(b)(1)(v), please describe how you determined the amounts payable to your NEOs pursuant to your NES employee cash bonus program and cash retention aware [sic] program.

Response to Comment 7:

As disclosed on page 145 of the Form 10-K, in order to retain certain employees, including certain of the NEOs, cash bonuses were offered to ensure successful integration of the NES business. The amounts payable to the NEOs pursuant to the NES employee cash bonus program and cash retention program were determined following a competitive benchmarking exercise. We respectfully note that this information was disclosed in the Form 10-K filed for the fiscal year ended September 30, 2010.

As disclosed on page 146, a cash retention award was paid to Mr. Formant in respect of a change in benefits, and as disclosed on page 152, a cash retention award was paid to Dr. Baratz in accordance with his employment agreement. The Company respectfully advises the Staff that it does not maintain a cash retention award program but considers the need for individual cash retention awards on a case by case basis.

Long-Term Incentives, page 146

Fiscal 2012 Awards, page 147

8. Please describe how you determine the amount of time-based and market-based MoM stock options to award to your NEOs. In addition, please describe how and when you determine whether the MoM options have vested. Moreover, discuss the basis for granting Mr. Mitchell a retention-based stock option award in 2012.

Response to Comment 8:

Please see “—Elements of Executive Officer Compensation – Long-Term Incentives” on page 146 of the Form 10-K for a description of the breakdown of time-based and market-based MoM stock options. The percentages of 65% and 35% of time-based and market-based MoM stock options, respectively, are consistent with how stock option awards under the 2007 Plan generally were made to plan participants before December 2012. The sizes of specific awards made to NEOs generally depend on factors including, but not limited to, roles and responsibilities, the value of equity being given up (in the context of a new hire), the value of equity previously awarded (in the context of retention) and the amount of competition that exists for key talent.

As described in that section, the manner in which market-based MoM stock options vest is as follows: “The MoM stock options vest 50% upon the achievement of a multiple of 1.6 times, and 100% upon the achievement of a multiple of 2.0 times or greater, the initial amount invested in Parent by the Sponsors, as defined in the 2007 Plan.” Under the 2007 Plan, the initial amount invested in Parent by the Sponsors is defined as $1.5 billion. Additionally, each award agreement contains a vesting schedule that defines the MoM concept generally as the “cash proceeds” received as a return on our majority stockholders’ initial equity investment. The general form of stock option award agreement and a copy of the 2007 Plan have been filed with the SEC as Exhibits 10.2 and 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2010, which are incorporated by reference in the Form 10-K.

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We hereby advise the Staff that the retention-based stock option award to Mr. Mitchell in 2012 was based upon the desire to retain his services at a time that he had expressed a desire to pursue other opportunities outside of the Company.

Employment, Change in Control and Separation Agreements, page 150

Dr. Baratz’s Separation Agreement, page 152

9. Please provide the date of Dr. Baratz’s separation and his position immediately prior to his departure.

Response to Comment 9:

We acknowledge the Staff’s comment and respectfully note that we disclose on page 152 of the Form 10-K that Dr. Baratz’s separation was effective May 5, 2012 and on page 155 that Dr. Baratz is our former SVP, Corporate Development and Strategy.

Grant of Plan-Based Awards in Fiscal 2012, page 158

10. Please note that you have labeled two columns “Estimated Future Payouts Under Non-Equity Incentive Plan Awards.” Please revise.

We acknowledge that the correct column heading for the column on the right is “Estimated Future Payouts under Equity Incentive Plan Awards.” However, we respectfully submit that the context provided by the footnotes to this column makes clear that equity awards have been presented. In response to the Staff’s comment, in future filings the Company will include the correct column headings.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me at (908) 953-3900 or Julie H. Jones of Ropes & Gray LLP at (617) 951-7294 if you have any questions regarding this letter.

Sincerely,

/s/ Pamela F. Craven

Pamela F. Craven
Chief Administrative Officer

cc:	Julie H. Jones, Ropes & Gray LLP

Shawn Panson, PricewaterhouseCoopers LLP